Mail Stop 3561
      March 9, 2006


David M. Duzyk
President
J.P. Morgan Acceptance Corporation I
270 Park Avenue
New York, New York 10017

Re:	J.P. Morgan Acceptance Corporation I
	Amendment No. 1 to Registration Statement on Form S-3
	Filed February 8, 2006
      File No. 333-130192

Dear Mr. Duzyk,

      We have reviewed your responses to the comments in our letter dated January 9, 2006 and have the following additional comments. Please note that all page references below refer to the marked version of your filing provided by counsel on February 8, 2006.

Form S-3
General
1. We refer to your response to previous comment 2. Please amend your response to reflect the fact that you have requested a waiver for Chase Mortgage Finance Corp., one of your affiliates, from failure to comply with the Exchange Act reporting requirements.

General
Prospectus Supplement
2. We note your response to previous comment 14 and reissue the comment. Your response states that you will provide a description responsive to our comment, but directs our attention to previously existing text that is not. Please provide disclosure that is responsive to Item 1103(a)(3)(vii) of Regulation AB.




Delinquency and Foreclosure Information, page S-18
3. We note your response to previous comment 4. Please confirm your understanding that you are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac; and any privately issued mortgaged-backed securities.
4. Please revise your disclosure on pages S-13, S-19 and elsewhere where applicable, to state that none of the mortgage loans will be over 90 days delinquent or revise the table to add a placeholder for additional buckets.

Base Prospectus
Cover Page
5. Revise the language in the box to refer to the issuing entity rather than the trust.

Mandatory Auctions, page 69
6. Please confirm that neither the depositor nor any of its affiliates will have any control over any mandatory auction.
7. Please note that we have referred this description to the Division of Investment Management for possible comment.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3750 with any other questions.

      Sincerely,



Max A. Webb
Assistant Director

cc:	Via Facsimile
      Michael Braun, Esq.
      McKee Nelson LLP
       (917) 777-4299
David M. Duzyk
J.P. Morgan Acceptance Corporation I
March 9, 2006
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